UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2007	Commission File Number: 0-30600
The Westaim Corporation
(Translation of registrant’s name into English)
144-4th Avenue, S.W., Suite 1010
Calgary, Alberta, Canada T2P 3N4
(Address of principal executive officers)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes, is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  N/A

EXHIBIT INDEX
1.	Amended audited Financial Statements of the Registrant for the year ended December 31, 2006 -
This is an amended version of the Registrant’s Annual Financial Statements for the year ended December 31, 2006 which was originally filed with the Securities and Exchange Commission on February 16, 2007. This amendment corrects an error in the version originally filed by adding into the Consolidated Cash Flow Statements the respective years in each of the column headings.
2.	Amended Management’s Discussion & Analysis -
This is an amended version of the Registrant’s Management’s Discussion & Analysis which was originally filed with the Securities and Exchange Commission on February 16, 2007. This amendment corrects an error in the version originally filed by:
(a)	the addition of a paragraph at the end of the iFire Operations section on page 4; and

(b)	by the addition of a sentence at the end of the first paragraph of the Liquidity and Capital Resources section on page 8.

     (c) SIGNATURE
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The Westaim Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE WESTAIM CORPORATION
Date: February 28, 2007	By:	/s/ Douglas H. Murray
Douglas H. Murray
Assistant Corporate Secretary